Exhibit 99.1

Höegh LNG Partners LP to Voluntarily Delist its 8.75% Series A Cumulative Redeemable Preferred Units

HAMILTON, Bermuda, December 5, 2022 -- Höegh LNG Partners LP (NYSE: HMLP) (the “Partnership”) announces that its board of directors (the “Board”) has approved the delisting of the Partnership’s 8.75% Series A Cumulative Redeemable Preferred Units (the “Preferred Units”). The Partnership also plans to give notice to the New York Stock Exchange (“NYSE”) of its intent to voluntarily delist the Preferred Units and to withdraw the registration of its Preferred Units with the Securities and Exchange Commission (“SEC”).

The Partnership intends to file a Form 25 Notification of Removal from Listing with the SEC on or about December 23, 2022, and the delisting will be effective on or about January 2, 2023, ten days after the filing of the Form 25. In connection with the foregoing, the Partnership also intends to file a Form 15 with the SEC to suspend the Partnership’s reporting obligations under the Securities Exchange Act of 1934, as amended, in connection with the Preferred Units. The Partnership has not arranged for listing and/or registration on another national securities exchange or for quotation of the Preferred Units in a quotation medium. However, the rights of the holders of the Preferred Units will not be affected under the Partnership’s limited partnership agreement. After the delisting and deregistration of the Preferred Units, the Partnership expects to continue to make annual and quarterly financial statements available to the public on its website.

The Board’s decision to delist and deregister the Preferred Units was based on a review of several factors, including the costs associated with maintaining the Partnership’s listing and preparing and filing periodic reports with the SEC, the reduction of significant legal, audit and other costs associated with being a reporting company, the likely inability of the Partnership to raise capital through issuance of additional Preferred Units and eliminating the demands on management’s time of complying with the NYSE listing standards and SEC reporting rules.

Forward-Looking Statements

This press release contains “forward-looking statements.” All statements, other than statements of historical facts, that address activities, events or developments that the Partnership expects, projects, believes or anticipates will or may occur in the future are forward-looking statements. You are cautioned not to rely on these forward-looking statements, which speak only as the date of this press release. The Partnership undertakes no obligation and does not intend to update these forward-looking statements to reflect events or circumstances occurring after this press release. These statements are based on current expectations of future events, are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the Partnership’s control and are difficult to predict. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. When considering these forward-looking statements, you should keep in mind the risk factors and other cautionary statements found in the Partnership’s filings with the SEC, which include, but are not limited to, those found in the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2021, filed with the SEC on April 25, 2022 and the Partnership’s Report on Form 6-K for the quarter ended June 30, 2022, filed with the SEC on August 24, 2022.

Contact

The IGB Group, Bryan Degnan, +1 (646) 673-9701 / Leon Berman, +1 (212) 477-8438